UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.03 PAR VALUE

(Title of Class of Securities)

M69676 209

(CUSIP Number)

November 15, 2019

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. M69676 209	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 179,345 Ordinary Shares (1) (2)

6.	SHARED VOTING POWER - None

7.	SOLE DISPOSITIVE POWER – 179,345 Ordinary Shares (1) (2)

8.	SHARED DISPOSITIVE POWER – None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 179,345 Ordinary Shares (1) (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

The aggregate amount in Row 9 represents the maximum amount that Alpha Capital Anstalt can beneficially control under a contractually stipulated 4.99% ownership restriction. The full conversion and/or exercise of Alpha Capital Anstalt’s securities would exceed this restriction.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.99% (1) (2)

12.	TYPE OF REPORTING PERSON

CO

(1)	Based on 3,594,099 Ordinary Shares that the Issuer advised were issued and outstanding.

(2)	Per the letter dated August 16, 2019 filed as an exhibit to Schedule 13D on August 20, 2019, as of November 15, 2019, Alpha Capital Anstalt has not been an affiliate of the Issuer for the previous ninety (90) days.

CUSIP No. M69676 209	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: MER Telemanagement Solutions Ltd.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

14 Hatidhar Street, Ra’anana 4366516, Israel

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, FL-9490 Vaduz, Furstentums, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Ordinary Shares, NIS 0.03 par value

ITEM 2 (e) CUSIP NUMBER: M69676 209

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 179,345 Ordinary Shares (1) (2)

(b) PERCENT OF CLASS: 4.99% (1) (2)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

179,345 Ordinary Shares (1) (2)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

179,345 Ordinary Shares (1) (2)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. M69676 209	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Alpha Capital Anstalt’s ownership is now below 5%.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. M69676 209	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2019
(Date)

/s/ Konrad Ackermann
(Signature)

Konrad Ackermann, Director
(Name/Title)